SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of September 2014

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English))

Clarendon House

Church Street

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Lima, September 25th, 2014

SUPERINTENDENCIA DEL MERCADO DE VALORES - SMV

Dear Sirs:

In accordance with the rules of the Regulation for Material Events and Restricted Information approved by SMV Resolution N° 005-2014-SMV/01, Credicorp hereby notifies you that:

Our subsidiary, El Pacifico Peruano Suiza Compañia de Seguros y Reaseguros, has reached an initial agreement with Banmedica S.A. (Santiago Stock Exchange listed company), which aims to establish the preliminary terms and conditions under which both parties would jointly develop business in the healthcare industry in Peru by providing medical services, health insurance and health plans.

If negotiations progress according to the plan, the two organizations aim to reach a final agreement by December 31, 2014, which would be communicated timely.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Mario Ferrari_

Stock Market Representative

Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 25, 2014
CREDICORP LTD. (Registrant)

	By:	/s/ Mario Ferrari
Mario Ferrari
Authorized Representative